SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For November 18, 2013

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on November 18, 2013.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 18 November 2013

ING agrees to sell 11.3% direct stake in SulAmérica to Swiss Re

ING announced today that it has reached an agreement with Swiss Re Group on the sale of an 11.3% direct stake in Sul América S.A., further reducing its stake in the Brazilian insurer.

Under the terms agreed, ING will sell approximately 37.7 million SulAmérica units for a total cash consideration of approximately EUR 185 million (at current exchange rates). The transaction is expected to result in a net gain to ING of approximately EUR 100 million at closing. In accordance with IFRS, this gain represents the difference between the book value and the fair value for both the 11.3% stake in scope of the agreement announced today and the stake retained. This stake will be accounted for as an investment at fair value going forward. In line with previous announcements, ING intends to use the proceeds of this transaction to reduce ING Group core debt.

The transaction announced today is part of ING Group’s strategy to divest its Insurance and Investment Management activities. The transaction reduces ING’s stake in SulAmérica to 10%, assuming completion before year-end of a transaction (announced on 28 February 2013) under which ING agreed to sell a stake of approximately 7% to the Larragoiti family, SulAmérica’s main shareholder, swap its remaining indirect stake for tradable shares, and unwind the existing shareholder’s agreement. ING and the Larragoiti family established the insurance joint venture SulAmérica in 2002. ING will review options for the divestment of its remaining 10% stake as and when appropriate.

SulAmérica is the largest independent insurance group in Brazil, with operations in several insurance lines. Its business lines are supported by diversified distribution capabilities that, as of December 2011 included a network of more than 30,000 independent insurance brokers. SulAmérica also has partnerships with more than 20 financial- and retail institutions, adding a further 16,000 points of sale.

The Swiss Re Group is a leading wholesale provider of reinsurance, insurance and other insurance-based forms of risk transfer. Subject to regulatory approvals, the transaction is expected to close before year-end 2013.

Press enquiries ING Group	Investor enquiries
Victorina de Boer	ING Group Investor Relations
+31 20 5766373	+31 20 57 66396
Victorina.de.Boer@ing.com	Investor.Relations@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations.

IMPORTANT LEGAL INFORMATION

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the Risk Factors section contained in the most recent annual report of ING Groep N.V. Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)

By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: November 18, 2013